82-03023

GOLDEN HOPE MINES LIMITED

Suite 1320, 4 King Street West
Toronto, Ontario, M5H 1B6

File No. ~~82-4991~~


06018857

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES ANNOUNCES UP TO $4.2 MILLION FINANCING

November 17, 2006

Golden Hope Mines Limited has entered into an agreement to sell up to 4,000,000 Units in the capital of the Company at a price of $0.55 per Unit and up to 3,333,333 Flow-Through Shares at a price of $0.60 per Flow-Through Share, for aggregate gross proceeds to the Company of up to $4,200,000 on a best efforts private placement basis (the "Offering"). The Offering is co-led by Sprott Securities Inc. and Dundee Securities Corporation. Each Unit shall consist of one common share and one half of a share purchase warrant. Each whole share purchase warrant shall entitle the warrant holder to acquire an additional common share at an exercise price of $0.75, for a period of 18 months after closing. The Agents shall receive a cash commission equal to 6% of the gross proceeds of the offering and compensation warrants entitling them to acquire such a number of common shares equal to 6% of the number of Units sold, at the Unit price during the period ending one year from the closing of the offering.

The Company shall use the net proceeds from the sale of the Flow-Through Shares to pay exploration expenses on the Company's Bellechasse Gold Project, which qualify as Canadian Exploration Expenses (as such term is defined in the *Income Tax Act* (Canada)) and which will qualify as Flow-Through Mining Expenditures (as such term is defined in the *Income Tax Act* (Canada)). The Company will use the net proceeds from the sale of the Units for additional exploration and general corporate purposes.

This Offering will be made available in all provinces and territories of Canada. Units will be sold to U.S. purchasers on a private placement basis pursuant to an exemption from the registration requirements in Rule 144A or Regulation D of the *United States Securities Act of 1933*, as amended.

The offering is scheduled to close on or about December 6, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

dw 11/29

The closing price of the Company's shares as traded on the TSX Venture Exchange on November 16, 2006 was $0.65.

ON BEHALF OF THE BOARD

"Theodore Polisuk"

THEODORE POLISUK
President

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 *or*
Louis Hoel (416) 571-6362 *or*
visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.